UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

GlaxoSmithKline plc
(Exact name of Registrant as specified in its charter)

England and Wales	001-15170	98-0607772
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

GlaxoSmithKline plc
980 Great West Road
Brentford, TW8 9GS
England
(Address of principal executive offices)

Victoria Whyte
Company Secretary
+44 20 8047 5000
(Name and telephone number of this person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-l under the Securities Exchange Act (17 CFR240.13p-l) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

The Conflict Minerals Report for GlaxoSmithKline plc (GSK) for the year ended December 31, 2018 is attached as Exhibit 1.01 to this Report and is available on GSK’s website at https://www.gsk.com/en-gb/about-us/policies-codes-and-standards/.

Item 1.02	Exhibit

GSK’s Conflict Minerals Report is attached as Exhibit 1.01 to this Report.

Section 2 – Exhibits

Item 2.01	Exhibits

The following exhibit is filed as a part of this report.

Exhibit 1.01	Conflict Minerals Report for the Year Ended December 31, 2018

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

/s/ Iain MacKay
Dated: May 31, 2019	Name: Iain MacKay
Title: Chief Financial Officer GlaxoSmithKline plc

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